February 15, 2005



Fax (202) 942-9635
Mail Stop 04-09

Bruce Korman, President
Cash Technologies, Inc.
1434 W. 11th Street
Los Angeles, CA 90015


Re:	Cash Technologies, Inc.
	File No.    000-24569
      Form 10-K for the year ended May 31, 2004
      Forms 10-Q for the quarters ended August 31, 2004 and November
30, 2004

Dear Mr. Korman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements and Notes

Statements of Operations, page 34

1. We noted the disclosure in the last paragraph on page 12 and the penultimate paragraph on page 26 to the effect that the impairment on coin machines was taken due to low inventory turnover and decline in market value of these machines. Explain to us how you considered paragraph 8 of Chapter 4 of ARB 43 in reporting this loss in operating loss rather than a charge to revenues.
2. Explain to us how you determined that including the amortization of capitalized software in operating loss rather than cost of revenues is appropriate and refer us to the accounting literature that you relied upon in your determination. Tell us how you considered Question 17 to the FASB Staff Implementation Guide, SFAS
86 in your accounting for such costs.

Note 1 - Summary of Significant Accounting Policies, Organization, and Basis of Presentation

(p) Capitalized Software, pages 39-40
3. Explain to us how you considered paragraph 8 of SFAS 86 which prescribes that the amortization of software development costs should be computed using the greater of straight line or the ratio of gross revenues to expected total revenues, and consider revising the your disclosure accordingly.
4. Given that to date revenues derived from EMMA have been minimal and you have not entertained any definitive agreement with potential customers, explain to us how you considered these factors in concluding that the capitalized software development costs are not impaired.

Note 4 Convertible Debt, page 44
5. We note that the conversion of debt into equity securities, including notes payable to stockholders, involved the reduction of the original conversion price and exercise price of the warrants. Explain to us how you accounted for these transactions and how you considered SFAS 84.

November 30, 2004 Form 10-QSB

Statements of Operations, page 4

6. Explain to us what "Income From Forgiveness of Debt" relates to, including but not limited to, your relationship with the creditor and refer us to the accounting literature that supports your treatment of this transaction.

Note 10 - Extraordinary Income, page 15
7. With respect to your acquisition of Tomco Auto Products, Inc.
tell
us how you considered Instruction (2) (iv) to Item 310(b) of Regulation S-B or revise the note accordingly.

8. Tell us how you considered Item 310 (c) and (d) of Regulation S-B as it relates to providing historical financial statements and pro forma financial information for the business acquired or provide the information accordingly. We may have further comment upon review of this information.
9. Explain to us how you applied SFAS 141 to this acquisition including, but not limited to, the following:
* The extraordinary gain recognized.
* The fair value assigned to the assets and liabilities.
* The identification of all assets acquired and liabilities assumed, including intangible assets that meet the criteria in paragraph 39.

Management`s Discussion and Analysis, page 18
10. Explain to us how you accounted for the acquisition of Heuristic
Technologies, LLC and the various agreements disclosed in the third paragraph on page 18, cite the specific accounting literature that supports your treatment for these transactions and consider expanding your disclosure in future filings. Also, tell us how you considered
Item 310 (c) and (d) and Instruction (2)(iv) to Item 310(b) of
Regulation S-B with respect to these transactions.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Yolanda Crittendon at (202) 942-1868, Jorge Bonilla at (202) 942-1993, or me at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Kathleen A. Collins
Branch Chief


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Cash Technologies, Inc.
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